

June 25, 2010

Mr. David W. Gryska
SVP & CFO
Celgene Corporation
86 Morris Avenue
Summit, NJ 07901

     Re: Celgene Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Form 8-K filed January 11, 2010
              File No. 0-16132

Dear Mr. Gryska:

     We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Gus Rodriguez
              Branch Chief